Exhibit 99.1

Youxin Technology Announces a US$20 Million Strategic Investment Intent and Cooperation Framework with RiverBit

Proposed Investment Targets On-Chain Tokenized U.S. Equity Perpetuals and AI Trading Infrastructure

Guangzhou, China, July 14, 2026 (GLOBE NEWSWIRE) — Youxin Technology Ltd (Nasdaq: YAAS) (“Youxin Technology” or the “Company”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced that it has signed a non-binding term sheet (the “Term Sheet”) with RiverBit Holding Limited (“RiverBit”), pursuant to which the Company intends to make a strategic investment in RiverBit and acquire a minority equity interest upon RiverBit’s achievement of certain operating milestones. RiverBit is developing a decentralized perpetual contracts trading platform expected to launch in mid-August 2026. The planned platform is designed to support tokenized U.S. equity perpetual contracts, AI Agent-enabled trading strategies, blockchain-based self-custody and 24/7 on-chain trading and settlement capabilities, while seeking to provide continuous market access and price discovery through blockchain infrastructure.

Under the non-binding Term Sheet, RiverBit is expected to reach an average of 2,000 daily users and exceed US$100 million in daily trading volume within three months after its official launch. Upon RiverBit’s achievement of such scale, and subject to milestone achievement, due diligence and definitive agreements, Youxin Technology expects to initiate a strategic investment process to acquire a 10% equity interest in RiverBit on a fully diluted and as-converted basis unless otherwise agreed, based on a pre-agreed valuation of US$200,000,000 and expected aggregate purchase consideration of US$20,000,000. The purchase consideration may be satisfied through the issuance of US$20,000,000 worth of Youxin Technology Class A ordinary shares, cash, or a combination of both, subject to the terms and conditions of definitive transaction documents. If RiverBit’s daily trading volume reaches US$1 billion in the future, the Company expects to evaluate participation in RiverBit’s next financing round at the then-prevailing market valuation with a priority investment right, subject to the definitive transaction documents. The Term Sheet does not constitute a binding acquisition or investment commitment, and the proposed transaction remains subject to due diligence, board approval, execution of definitive agreements, applicable regulatory requirements and other customary conditions.

Decentralized perpetual exchanges (“Perp DEXs”) have become one of the fastest-growing sectors of blockchain-based financial infrastructure. According to CoinGecko’s State of Crypto Perpetuals Report 2026, Perp DEXs processed approximately US$6.38 trillion in trading volume in 2025, representing a significant increase from approximately US$1.50 trillion in 2024. While trading volumes fluctuate with digital-asset market cycles, market reports citing DefiLlama data indicated monthly Perp DEX trading volume of approximately US$699 billion in March 2026. The Company believes that, as on-chain order books, proprietary L1 infrastructure, stablecoin settlement, real-world asset (“RWA”), tokenized equities and AI Agent trading interfaces continue to develop, Perp DEXs may expand beyond crypto-only derivatives into broader 24/7 on-chain derivatives markets for stocks, indices, commodities and pre-IPO assets.

According to RiverBit, its planned platform is designed around four core capabilities:

●	Open Alpha AI Agent: Featuring a natural language AI-enabled trading interface, strategy builder, market intelligence, task queue, and auto-execution modules, designed to lower the barrier for users to configure and execute on-chain trading strategies with AI.
●	RiverBit DEX: A planned zero-gas, millisecond-level, on-chain order-book trading venue supporting long/short perpetual contracts, self-custody and transparent clearing and settlement.
●	EWMA 24/7 Pricing Oracle: A planned continuous pricing framework using external institutional quotes, exponentially weighted moving average (“EWMA”) smoothing and multi-validator on-chain confirmation to provide reference pricing during traditional U.S. equity market closing hours.
●	RiverBit Pool Market-Maker Vaults: A planned vault model designed to establish dedicated liquidity vaults for different stock pairs and allow market makers, quantitative teams and ordinary deposit users to participate in on-chain market-making revenue sharing.

RiverBit expects to differentiate its platform from competitors by focusing on tokenized U.S. equity perpetuals, AI Agent-enabled trading access and diversified market-maker vaults designed to improve liquidity and capital efficiency for individual stock pairs. The platform will be available to users across compliant jurisdictions worldwide, while access will be restricted for users in countries and regions where local laws and regulations prohibit such services. Compliance remains the company’s absolute top priority.

Youxin Technology believes that signing the Term Sheet aligns with the Company’s strategy of expanding digital capabilities, AI application scenarios and platform-oriented businesses. The Company believes the proposed investment, if completed, may support several strategic objectives, including:

●	Early strategic exposure to on-chain RWA and tokenized U.S. equity perpetual markets;
●	Exploration of AI Agent application in financial technology, data analytics, strategy execution and automated operations;
●	Enhancing the Company’s positioning in digital assets, Web3 financial infrastructure and global technology ecosystems;
●	Managing initial risk via the milestone-based investment structure while allowing expanded participation after RiverBit reaches key operating metrics; and
●	Potential future synergies across SaaS/PaaS solutions, AI tools, data services and blockchain applications.

Mr. Shaozhang Lin, Chief Executive Officer of Youxin Technology, commented, “We have been closely following how AI may reshape enterprise software, digital operations and fintech applications. RiverBit’s plan sits at the intersection of tokenized U.S. equities, AI Agent-driven trading and on-chain perpetual contracts. The proposed investment framework allows us to monitor RiverBit’s launch performance, user growth and trading volume validation while managing risks. Subject to due diligence, definitive agreements and required approvals, should RiverBit successfully reach key milestones, we expect to participate in its long-term growth.”

A representative of RiverBit commented, “We believe the future trading interface will extend beyond traditional screens, and will increasingly rely on AI Agents that understand user intent, construct strategies and execute automatically. RiverBit plans to combine this AI trading interface with an on-chain order book, EWMA pricing oracle and market-maker vaults to provide a new tokenized U.S. equity perpetuals trading experience for global users.”

The Term Sheet described in this press release is non-binding and does not constitute a binding acquisition or investment commitment unless and until the parties enter into definitive transaction documents. The Company cannot assure that RiverBit will launch as planned or that RiverBit will achieve any user, trading volume, valuation or financing target.

About RiverBit Holding Limited

RiverBit is developing a proposed decentralized perpetuals trading platform designed to build an on-chain trading ecosystem around tokenized U.S. equity perpetual contracts, AI Agent-enabled automated strategy execution, an EWMA 24/7 pricing oracle, RiverChain L1 and RiverBit Pool market-maker vaults. For more information, please visit RiverBit’s website: https://www.riverbit.io/.

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses through its cloud-based SaaS product and PaaS platform. The Company provides customized, comprehensive and fast-deployment omnichannel digital solutions to its customers. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Other than statements of historical fact, all statements regarding the non-binding Term Sheet, proposed transaction, investment framework, future financing, priority investment right, RiverBit’s launch plan, user count, daily trading volume, valuation, industry outlook, platform features, technology capabilities, AI Agent applications and business synergies are forward-looking statements. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. These statements are not guarantees of future performance and are subject to risks relating to markets, regulation, technology, business execution, cybersecurity, liquidity, counterparties, digital assets and capital markets. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. The Company has not independently verified, and makes no representation or warranty as to the accuracy or completeness of, RiverBit’s projections, business plans or launch timeline or the third-party market data cited in this press release. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

For more information, please contact:

Youxin Technology Ltd

Investor Relations Department

Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com